UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BioFuel Energy Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09064Y109
(CUSIP Number)

Thomas J. Edelman 667 Madison Avenue, 4th Floor New York, NY 10065 Tel.: (212) 371-1117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No.   09064Y109
1	Names of Reporting Persons Thomas J. Edelman
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see Instructions) Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 495,000 Shares of Common Stock
	8	Shared Voting Power 2,500 Shares of Common Stock
	9	Sole Dispositive Power 495,000 Shares of Common Stock
	10	Shared Dispositive Power 2,500 Shares of Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 497,500 Shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row (11)1 9.3% of the Aggregate Outstanding Shares of Common Stock
14	Type of Reporting Person (see Instructions) IN

1On June 15, 2012, the Issuer effected a reverse stock split with respect to all outstanding shares of Common Stock and Class B Common Stock at a ratio of one-for-twenty.  All share information contained herein reflects the reverse stock split.  As of August 7, 2012, the Issuer had 5,324,746 shares of Common Stock outstanding (exclusive of 40,481 shares held in treasury), based upon information provided in the Issuer’s most recent Form 10-Q, filed August 10, 2012.

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SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”) and shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1600 Broadway, Suite 2200, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007 (the “Original 13D”), as amended by Amendment No. 1, filed with the Commission on March 23, 2011 (the “First Amendment”), and Amendment No. 2, filed with the Commission on November 28, 2011 (the “Second Amendment”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D, the First Amendment or the Second Amendment, as applicable.

This Amendment is being filed by Thomas J. Edelman (the “Reporting Person”).

As described in the Issuer’s most recent Form 10-Q, filed with the Commission on August 10, 2012, pursuant to the LLC Agreement, the Reporting Person and certain other institutional investors agreed to exchange Units and Class B Common Stock, Common Stock or cash at a certain date (the “True-Up Date”), depending on the Issuer’s performance.  The True-Up Date occurred on June 19, 2012, and, in connection therewith, on August 27, 2012, 57,842 shares of Class B Common Stock and 57,842 Units beneficially owned by the Reporting Person were transferred to certain of the Issuer’s other institutional investors (the “True-Up”).  Following the True-Up, the Reporting Person beneficially owns no shares of Class B Common Stock and no Units.  Reference is made to the LLC Agreement, the form of which is filed as Exhibit 99.1 to the Original 13D, for a complete description of the agreement between the Reporting Person and certain other institutional investors regarding the True-Up.

The Reporting Person is filing this Amendment in connection with the transfer of securities of the Issuer on August 27, 2012 in connection with the True-Up.  All of the Reporting Person’s holdings as of the date hereof and all acquisitions, dispositions and sales of the Issuer’s securities since the date of the Second Amendment are reported herein.  This Amendment is being filed to amend Item 1 and Item 5 as follows:

Item 1. Security and Issuer

The securities to which this statement relates is hereby amended and restated as follows:

Securities: shares of common stock, par value $0.01 per share.

Item 5. Interest in Securities of the Issuer

Item 5(a) is hereby amended and restated as follows:

(a)           As of August 7, 2012, the Issuer had 5,324,746 shares of Common Stock outstanding (exclusive of 40,481 shares held in treasury), based upon information provided in the Issuer’s most recent Form 10-Q, filed August 10, 2012.  As of the date of this Amendment, the Reporting Person beneficially owns 497,500 shares of the Issuer’s Common Stock, representing approximately 9.3% of the Common Stock issued and outstanding.

Item 5(b) is hereby amended and restated as follows:

(b)           The Reporting Person has the sole power to vote and dispose of 495,000 shares of the Issuer’s Common Stock.  The Reporting Person shares the power to vote and dispose of 2,500 shares of the Issuer’s Common Stock with his spouse.

Item 5(c) is hereby amended and restated as follows:

(c)           The transactions in the Issuer’s securities effected since November 28, 2011 by the Reporting Person are listed in Annex A attached hereto and made a part hereof.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 30, 2012

By:	/s/ Thomas J. Edelman
Thomas J. Edelman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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Annex A

DATE	ACQUISITION OR DISPOSITION/SALE	NUMBER OF SHARES (SECURITY)	AVERAGE PRICE PER SHARE	HOW TRANSACTION WAS EFFECTED
8/27/12	Disposition	57,842 (Class B Common Stock)	Not Applicable	Participation in the True-Up